# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: eHealth, Inc., CIK 0001333493
CUSIP: 28238P109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 13620 RANCH ROAD 620 N, SUITE A250, AUSTIN, Texas (TX), 78717
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001306923

## Reporting persons
- Palo Alto Investors LP: type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,531,429; sole dispositive power 0; shared dispositive power 1,531,429; aggregate amount beneficially owned 1,531,429 (4.9% of the class)
- PAI LLC: type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,531,429; sole dispositive power 0; shared dispositive power 1,531,429; aggregate amount beneficially owned 1,531,429 (4.9% of the class)
- Patrick Lee, MD: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,531,429; sole dispositive power 0; shared dispositive power 1,531,429; aggregate amount beneficially owned 1,531,429 (4.9% of the class)
- Anthony Joonkyoo Yun, MD: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,531,429; sole dispositive power 0; shared dispositive power 1,531,429; aggregate amount beneficially owned 1,531,429 (4.9% of the class)

## Item 1. Issuer
Name of issuer: eHealth, Inc.
Address of issuer's principal executive offices: 13620 RANCH ROAD 620 N, SUITE A250, AUSTIN, TEXAS, 78717.

## Item 2. Person Filing
Name of person filing:
Palo Alto Investors LP ("PAI")
PAI LLC ("PAI GP")
Patrick Lee, MD
Anthony Joonkyoo Yun, MD

(collectively, the "Filers")
Address of principal business office or, if none, residence: 101 University Avenue, Suite 200, Palo Alto, CA 94301
Citizenship:
Palo Alto Investors LP ("PAI") - California
PAI LLC ("PAI GP") - California
Patrick Lee, MD - United States
Anthony Joonkyoo Yun, MD - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Palo Alto Investors LP ("PAI") - 1,531,429
PAI LLC ("PAI GP") - 1,531,429
Patrick Lee, MD - 1,531,429
Anthony Joonkyoo Yun, MD - 1,531,429
Percent of class:
Palo Alto Investors LP ("PAI") - 4.98%
PAI LLC ("PAI GP") - 4.98%
Patrick Lee, MD - 4.98%
Anthony Joonkyoo Yun, MD - 4.98%
Sole power to vote or to direct the vote:
Palo Alto Investors LP ("PAI") - 0
PAI LLC ("PAI GP") - 0
Patrick Lee, MD - 0
Anthony Joonkyoo Yun, MD - 0
Shared power to vote or to direct the vote:
Palo Alto Investors LP ("PAI") - 1,531,429
PAI LLC ("PAI GP") - 1,531,429
Patrick Lee, MD - 1,531,429
Anthony Joonkyoo Yun, MD - 1,531,429
Sole power to dispose or to direct the disposition:
Palo Alto Investors LP ("PAI") - 0
PAI LLC ("PAI GP") - 0
Patrick Lee, MD - 0
Anthony Joonkyoo Yun, MD - 0
Shared power to dispose or to direct the disposition:
Palo Alto Investors LP ("PAI") - 1,531,429
PAI LLC ("PAI GP") - 1,531,429
Patrick Lee, MD - 1,531,429
Anthony Joonkyoo Yun, MD - 1,531,429

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: PAI is a registered investment adviser and investment adviser of investment limited partnerships and is the investment adviser to other investment funds. PAI GP is the general partner of investment limited partnerships. PAI's clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Dr. Lee and Dr. Yun co-manage PAI. The Filers are filing this Schedule 13G jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Each Filer disclaims beneficial ownership of the Stock except to the extent of that Filer's pecuniary interest therein.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR 13G

## Signatures
- Palo Alto Investors LP: Angela Nguyen-Dinh, Chief Compliance Officer (02/17/2026)
- PAI LLC: Patrick Lee, MD, Patrick Lee, MD (02/17/2026)
- PAI LLC: Anthony Joonkyoo Yun, MD, Anthony Joonkyoo Yun, MD (02/17/2026)
- Patrick Lee, MD: Patrick Lee, MD, Patrick Lee, MD (02/17/2026)
- Anthony Joonkyoo Yun, MD: Anthony Joonkyoo Yun, MD, Anthony Joonkyoo Yun, MD (02/17/2026)